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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 15

        Certification and Notice of Termination of Registration Under
           Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
                 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 0-22830

                            Oxford Resources Corp.
            (Exact name of registrant as specified in its charter)

      270 South Service Road, Melville, New York 11747 (516) 777-8000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Class A Common Stock
           (Title of each class of securities covered by this Form)


  ___________________________________________________________________________
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]      Rule 12h-3(b)(1)(ii)  [ ]
         Rule 12g-4(a)(1)(ii)  [ ]      Rule 12h-3(b)(2)(i)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(ii)  [ ]
         Rule 12g-4(a)(2)(ii)  [ ]      Rule 15d-6            [ ]
         Rule 12h-3(b)(1)(i)   [X]

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934 Oxford Resources Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date  April 3, 1996                    By: /s/ Mark A. Freeman
                                           Name:  Mark A. Freeman
                                           Title: Secretary